IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2022 and for the nine and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 79, beginning on July 1st, 2021.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on December 12, 2019 and registered in the Superintendence on October 13,2020 with the number 9896, Book 1200 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 810,870,080 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 811.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 434,263,359 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 53.71% (1).

	CAPITAL STATUS
Type of stock	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Pesos)
Common stock with a face value of ARS 1 per share and entitled to 1 vote each	810,878,080	811

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) By Extraordinary Shareholders’ Meeting dated December 22, 2021, an increase of the capital stock of the company was approved, as a result of the merger by absorption with IRSA Propiedades Comerciales S.A. in the amount of ARS 152,158,215 through the issuance of 152,158,215 ordinary shares of ARS 1 par value each and one vote per share. After March 31, 2022, and prior to the date of presentation of these financial statements, the merger is registered and approved in the corresponding control agencies. In the same way, the capital increase and the issuance of shares related to the 7,483 warrants exercised in February are in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
CNV	Securities Exchange Commission
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
Shufersal	Shufersal Ltd.
TGLT	TGLT S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2022 and June 30, 2021
(All amounts in millions of pesos, except otherwise indicated)

	Note	03.31.2022	06.30.2021
ASSETS
Non-current assets
Investment properties	8	234,561	256,038
Property, plant and equipment	9	6,820	5,796
Trading properties	10, 22	2,389	2,298
Intangible assets	11	3,103	3,355
Right-of-use assets	12	1,084	1,134
Investments in associates and joint ventures	7	13,325	17,006
Deferred income tax assets	19	722	623
Income tax and MPIT credit		25	42
Trade and other receivables	14	4,097	3,980
Investments in financial assets	13	1,038	1,703
Total non-current assets		267,164	291,975
Current assets
Trading properties	10, 22	299	159
Inventories	22	109	101
Income tax and MPIT credit		60	231
Trade and other receivables	14	11,838	11,848
Investments in financial assets	13	6,402	4,426
Derivative financial instruments	13	4	-
Cash and cash equivalents	13	5,687	2,699
Total current assets		24,399	19,464
TOTAL ASSETS		291,563	311,439
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		117,889	86,438
Non-controlling interest		8,394	29,206
TOTAL SHAREHOLDERS’ EQUITY		126,283	115,644
LIABILITIES
Non-current liabilities
Borrowings	17	50,935	65,318
Lease liabilities		947	1,191
Deferred income tax liabilities	19	84,251	96,106
Trade and other payables	16	2,303	1,939
Provisions	18	1,727	159
Derivative financial instruments	13	-	13
Salaries and social security liabilities		91	120
Total non-current liabilities		140,254	164,846
Current liabilities
Trade and other payables	16	7,312	7,134
Borrowings	17	12,037	21,541
Lease liabilities		132	77
Provisions	18	223	205
Salaries and social security liabilities		518	610
Income tax and MPIT liabilities		4,782	1,315
Derivative financial instruments	13	22	67
Total current liabilities		25,026	30,949
TOTAL LIABILITIES		165,280	195,795
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		291,563	311,439

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2022 and 2021
(All amounts in millions of pesos, except otherwise indicated)

		Nine months		Three months
	Note	03.31.2022	03.31.2021	03.31.2022	03.31.2021
Revenues	20	19,461	14,234	6,634	5,560
Costs	21, 22	(7,459)	(6,915)	(2,566)	(2,309)
Gross profit		12,002	7,319	4,068	3,251
Net loss from fair value adjustment of investment properties	8	(11,095)	(10,635)	(37,153)	(26,869)
General and administrative expenses	21	(3,115)	(3,384)	(917)	(729)
Selling expenses	21	(1,349)	(1,624)	(374)	(245)
Other operating results, net	23	130	(81)	176	1
Loss from operations		(3,427)	(8,405)	(34,200)	(24,591)
Share of loss of associates and joint ventures	7	(753)	(3,168)	(614)	(2,375)
Loss before financial results and income tax		(4,180)	(11,573)	(34,814)	(26,966)
Finance income	24	289	140	107	20
Finance costs	24	(6,360)	(7,182)	(1,883)	(1,633)
Other financial results	24	14,527	9,056	5,641	3,513
Inflation adjustment	24	1,206	309	707	(2,387)
Financial results, net		9,662	2,323	4,572	(487)
Profit / (loss) before income tax		5,482	(9,250)	(30,242)	(27,453)
Income tax	19	6,020	(1,097)	12,122	5,918
Profit/ (loss) for the period from continuing operations		11,502	(10,347)	(18,120)	(21,535)
Loss for the period from discontinued operations	28	-	(12,474)	-	-
Profit / (loss) for the period		11,502	(22,821)	(18,120)	(21,535)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(684)	(23)	(180)	(498)
Revaluation surplus		-	570	-	71
Other comprehensive (loss) / income for the period from continuing operations		(684)	547	(180)	(427)
Other comprehensive loss for the period from discontinued operations		-	(15,996)	-	-
Total other comprehensive loss for the period		(684)	(15,449)	(180)	(427)
Total comprehensive income / (loss) for the period		10,818	(38,270)	(18,300)	(21,962)

Total comprehensive income / (loss) from continuing operations		10,818	(9,800)	(18,300)	(21,962)
Total comprehensive loss from discontinued operations		-	(28,470)	-	-
Total comprehensive income / (loss) for the period		10,818	(38,270)	(18,300)	(21,962)

Profit/ (loss) for the period attributable to:
Equity holders of the parent		12,470	(17,818)	(17,385)	(17,547)
Non-controlling interest		(968)	(5,003)	(735)	(3,988)

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent		12,470	(7,966)	(17,385)	(17,547)
Non-controlling interest		(968)	(2,381)	(735)	(3,988)

Total comprehensive income/ (loss) attributable to:
Equity holders of the parent		11,792	(23,994)	(17,574)	(18,114)
Non-controlling interest		(974)	(14,276)	(726)	(3,848)

Total comprehensive Income/(loss) from continuing operations attributable to:
Equity holders of the parent		11,792	(6,320)	(17,574)	(18,114)
Non-controlling interest		(974)	(3,480)	(726)	(3,848)

Profit / (loss) per share attributable to equity holders of the parent: (i)
Basic		15.42	(30.91)	(21.49)	(30.44)
Diluted		14.00	(30.91)	(21.49)	(30.44)

Profit/ (loss) per share from continuing operations attributable to equity holders of the parent:
Basic		15.42	(13.82)	(21.49)	(30.44)
Diluted		14.00	(13.82)	(21.49)	(30.44)

(i)
The basic profit/ (loss) per share have been calculated using 808,894,532 shares at 03.31.22 and 576,478,838 at 03.31.21. If 808,894,532 shares had been used for the calculation, the result per share would be (ARS 22.03) for 03.31.21. The diluted profit/ (loss) per share have been calculated using 890,834.686 shares at 03.31.22 and 578,676,471 at 03.31.21. If 890,834,686 shares had been used for the calculation, the result per share would be (ARS 20.00) for 03.31.21. See note 17 to the Annual Financial Statements
(ii)
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2022
(All amounts in millions of pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Issued	To issue	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (iii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2021	657	-	2	29,087	2,487	33,703	207	2,241	19,746	38,151	(39,843)	86,438	29,206	115,644
Profit / (loss) for the period	-	-	-	-	-	-	-	-	-	-	12,470	12,470	(968)	11,502
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(678)	-	(678)	(6)	(684)
Total profit / (loss) and other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(678)	12,470	11,792	(974)	10,818
Assignment of results according to A.G.O.	-	-	-	-	-	-	-	-	-	(42,908)	42,908	-	-	-
Warrants exercise (iii)	-	-	-	-	(1)	5	-	-	-	-	-	4	-	4
Repurchase of own shares (iv)	-	-	-	-	-	-	-	-	-	(33)	-	(33)	-	(33)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	26	26
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	-	(91)	(91)
Incorporated by merger	-	152	-	24	-	22,558	-	417	-	(491)	(2,972)	19,688	(19,773)	(85)
Balance as of March 31, 2022	657	152	2	29,111	2,486	56,266	207	2,658	19,746	(5,959)	12,563	117,889	8,394	126,283

(i) Includes ARS 1 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) As of March 31, 2022, the remaining warrants to exercise amount to 79,956,595, equivalent to the same number of shares. See Note 29 to this Financial Statements.
(iv) Related to the Shares Buyback Program approved by the Board on March 11, 2022. As of March 31, 2022 the Company has bought 339,622 shares. See Note 29 to this Financial Statement
(v) Group´s other reserves for the period ended March 31, 2022 are comprised as follows:
()
(NaN)

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves	Revaluation surplus	Total Other reserves
Balance as of July 1, 2021	(358)	(11,771)	401	3,552	904	(902)	44,048	177	-	2,100	38,151
Other comprehensive loss for the period	-	-	-	-	(678)	-	-	-	-	-	(678)
Total comprehensive loss for the period	-	-	-	-	(678)	-	-	-	-	-	(678)
Repurchase of own shares	(33)	-	-	-	-	-	-	-	-	-	(33)
Assignment of results according to A.G.O.	-	-	-	-	-	-	(42,908)	-	-	-	(42,908)
Incorporated by merger	-	(663)	-	-	(16)	-	-	-	29	159	(491)
Balance as of March 31, 2022	(391)	(12,434)	401	3,552	210	(902)	1,140	177	29	2,259	(5,959)

 There are no cumulative unpaid dividends on preferred shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2021
(All amounts in millions of pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2020	577	2	29,049	30,531	200	1,017	19,746	12,380	26,450	119,952	137,590	257,542
Loss for the period	-	-	-	-	-	-	-	-	(17,818)	(17,818)	(5,003)	(22,821)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(6,176)	-	(6,176)	(9,273)	(15,449)
Total loss and other comprehensive loss for the period	-	-	-	-	-	-	-	(6,176)	(17,818)	(23,994)	(14,276)	(38,270)
Assignment of results according to A.G.O.	-	-	-	-	-	1,224	-	22,222	(23,446)	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	-	-	(1,017)	(1,017)	-	(1,017)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	22	22
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(3,750)	(3,750)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(87,398)	(87,398)
Other changes in equity	-	-	-	-	-	-	-	10,980	-	10,980	1,477	12,457
Reserve for share-based payments	-	-	-	-	6	-	-	(6)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(571)	-	(571)	1,246	675
Balance as of March 31, 2021	577	2	29,049	30,531	206	2,241	19,746	38,829	(15,831)	105,350	34,911	140,261

(i) Includes ARS 1 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) Group’s other reserves for the period ended March 31, 2021 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2020	(361)	(11,064)	414	3,552	(1,529)	(768)	21,827	(822)	225	906	12,380
Other comprehensive loss for the period	-	-	-	-	(6,797)	(101)	-	237	-	485	(6,176)
Total comprehensive loss for the period	-	-	-	-	(6,797)	(101)	-	237	-	485	(6,176)
Reserve for share-based payments	3	-	(9)	-	-	-	-	-	-	-	(6)
Assignment of results according to A.G.O.	-	-	-	-	-	-	22,222	-	-	-	22,222
Changes in non-controlling interest	-	(571)	-	-	-	-	-	-	-	-	(571)
Other changes in equity	-	(109)	-	-	9,821	(484)	-	1,312	(225)	665	10,980
Balance as of March 31, 2021	(358)	(11,744)	405	3,552	1,495	(1,353)	44,049	727	-	2,056	38,829

    There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month period ended March 31, 2022 and 2021
(All amounts in millions of pesos, except otherwise indicated)

	Note	03.31.2022	03.31.2021
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	7,290	51
Income tax and MPIT paid		(209)	(65)
Net cash generated from / (used in) continuing operating activities		7,081	(14)
Net cash generated from discontinued operating activities		-	4,334
Net cash generated from operating activities		7,081	4,320
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(138)	(56)
Acquisition and improvements of investment properties		(2,267)	(1,404)
Advances for the acquisition of investment properties		(2,239)	-
Proceeds from sales of investment properties		11,457	24,864
Acquisitions and improvements of property, plant and equipment		(139)	(323)
Proceeds from sales of property, plant and equipment		-	54
Acquisitions of intangible assets		(21)	(19)
Dividends collected from associates and joint ventures		3,057	-
Proceeds from loans granted		386	-
Payment of derivative financial instruments		(60)	(696)
Acquisitions of investments in financial assets		(8,559)	(11,959)
Proceeds from disposal of investments in financial assets		7,940	18,871
Interest received		223	779
Proceeds from sales of intangible assets		135	-
Net cash generated from continuing investing activities		9,775	30,111
Net cash generated from discontinued investing activities		-	61,633
Net cash generated from investing activities		9,775	91,744
Financing activities:
Borrowings and issuance of non-convertible notes		4,145	14,808
Payment of borrowings and non-convertible notes		(8,494)	(52,305)
(Payment) / collection of short-term loans, net		(4,035)	10,060
Interests paid		(6,637)	(10,336)
Repurchase of non-convertible notes		(784)	(4,673)
Acquisition of non-controlling interest in subsidiaries		-	(82)
Proceeds from warrants exercise		4	-
Payment of borrowings to related parties		(347)	-
Dividends paid to non-controlling interest in subsidiaries		(91)	(3,617)
Sale of own non-convertible notes		2,900	7,886
Payment of lease liabilities		(25)	(45)
Repurchase of own shares		(33)	-
Net cash used in continuing financing activities		(13,397)	(38,304)
Net cash used in discontinued financing activities		-	(25,389)
Net cash used in financing activities		(13,397)	(63,693)
Net increase / (decrease) in cash and cash equivalents from continuing activities		3,459	(8,207)
Net increase in cash and cash equivalents from discontinued activities		-	40,578
Net increase in cash and cash equivalents		3,459	32,371
Cash and cash equivalents at beginning of period		2,699	189,730
Inflation adjustment		(207)	(250)
Deconsolidation of subsidiaries		-	(203,165)
Foreign exchange gain/ (loss) on cash and fair value result for cash equivalents		(264)	(12,404)
Cash and cash equivalents at end of period	13	5,687	6,282

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of pesos, except otherwise indicated)

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on February 9, 2022.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company, whose main shareholder and final beneficiary is Eduardo Sergio Elsztain.

As of the end of these Unaudited Condensed Interim Consolidated Financial Statements (hereinafter, Financial Statements), the Group operates 14 shopping malls, 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

As stated in Note 1 to the consolidated financial statements as of June 30, 2021, after the declaration of insolvency and liquidation of IDBD in which the Group lost control of it, the results of such company as of December 30,2020 were included in discontinued operations.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of six months ended March 31, 2022 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended March 31, 2022, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of March 31, 2022 (accumulated nine months)
Price variation	40%

As a consequence of the aforementioned, these financial statements as of March 31, 2022 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2021 and March 31, 2021 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

See Note 29 for information on the context in which the Group operates.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2022 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2021, are detailed in Note 4 to the Annual Financial Statements.

A.
Sale of Catalinas Tower building

On November 2, 2021, three medium-height floors of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 3,582 square meters and 36 parking spaces located in the building were sold. The transaction price was approximately USD 32 million.

On December 15, 2021, one medium-heigh floor and 12 parking spaces were sold. The transaction price was approximately USD 9.2 million.

On March 9, 2022 three floors of the tower for a total leasable area of approximately 3,550 sqm, 30 parking lots located in the building and other complementary units were sold. The transaction price was approximately USD 31.6 million.

On March 29, 2022 two floors for a total leasable area of approximately 2,370 sqm and 24 parking lots located in the building were sold. The transaction price was approximately USD 20.4 million.

B.
Investment in Condor Hospitality Inc

On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners. Such sale was approved by the Condor Shareholders' Meeting held on November 12, 2021 and was completed on the 19th of the same month for an amount of USD 305 million. Within this framework, Condor announced a Liquidation and Dissolution Plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders in one or more installments, which was approved by the Condor Shareholders' Meeting held on December 1, 2021.

On December 10, 2021, in accordance with the aforementioned Plan, Condor's Board of Directors approved the distribution of a special dividend of USD 7.94 per share, which payment was made on December 30, 2021, corresponding to IRSA an approximate amount of USD 25.3 million for its direct and indirect holding of 3,191,213 common shares that, as of the date of issuance of the financial statements, have already been fully collected. As of March 31, 2022, Condor shares were delisted from the NYSE, pending the final liquidation of the company.

C.
Merger by absorption of IRSA and IRSA CP

On September 30, 2021, IRSA & IRSA CP Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA CP public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the

IRSA Inversiones y Representaciones Sociedad Anónima

percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

In accordance with the commitments assumed in the Prior Merger Commitment, having obtained the administrative consent of the United States Securities and Exchange Commission, an entity to which they are subject because both companies list their shares in markets that operate in said jurisdiction, The shareholders' meetings of both companies were called.

On December 22, 2021, the Shareholders' Meetings of IRSA and IRSA CP were held, approving the merger by absorption, whose effective date was established on July 1, 2021. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

The exchange of IRSA CP shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice).

After March 31, 2022, and prior to the date of presentation of these financial statements, the merger is registered and approved in the corresponding control agencies.

D.
Beruti Building Adjudication

The Company has purchased, by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter "GCABA"), a property located in the corner of Av. Coronel Díaz and Beruti, in front of the Alto Palermo shopping center, owned by the Company, in one of the main commercial corridors of the city, in the Palermo neighborhood.

The property, built on an area of approximately 2,386.63 sqm, consists of a ground floor, six upper levels and a basement, and has a total covered area of 8,136.85 sqm, with future expansion potential. The purchase price was ARS 2,158 million, which was fully paid.

As of today, the signing of the transfer deed of ownership is pending. Simultaneously with the deed, the Company is required to sign a bailment agreement with the GCABA, with the latter holding the property free of charge for a period of 30 months, in accordance with the conditions agreed upon in the auction.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2021 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost) except for what is mentioned in Note 29 in relation to COVID-19.

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, they were described in Note 6 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended March 31, 2022 and 2021:

	Nine Months ended March 31, 2022
	Total	Joint ventures (1)	Expensesand collectivepromotion funds (2)	Elimination of inter-segment transactions and non-reportable assets / liabilities (3)	Total as per statement of income / statement of financial position
Revenues	15,634	(159)	4,001	(15)	19,461
Costs	(3,406)	60	(4,112)	(1)	(7,459)
Gross profit / (loss)	12,228	(99)	(111)	(16)	12,002
Net gain from fair value adjustment of investment properties	(12,204)	1,109	-	-	(11,095)
General and administrative expenses	(3,159)	10	-	34	(3,115)
Selling expenses	(1,348)	(1)	-	-	(1,349)
Other operating results, net	108	-	40	(18)	130
(Loss) / profit from operations	(4,375)	1,019	(71)	-	(3,427)
Share of profit of associates and joint ventures	(71)	(682)	-	-	(753)
Segment (loss) / profit	(4,446)	337	(71)	-	(4,180)
Reportable assets	261,642	(1,652)	-	31,573	291,563
Reportable liabilities	-	-	-	(165,280)	(165,280)
Net reportable assets	261,642	(1,652)	-	(133,707)	126,283

	Nine Months ended March 31, 2021
	Total	Joint ventures (1)	Expensesand collectivepromotion funds (2)	Elimination of inter-segment transactions and non-reportable assets / liabilities (3)	Total as per statement of income / statement of financial position
Revenues	11,183	(51)	3,133	(31)	14,234
Costs	(3,597)	79	(3,397)	-	(6,915)
Gross profit / (loss)	7,586	28	(264)	(31)	7,319
Net gain from fair value adjustment of investment properties	(10,484)	(151)	-	-	(10,635)
General and administrative expenses	(3,442)	10	-	48	(3,384)
Selling expenses	(1,642)	18	-	-	(1,624)
Other operating results, net	(183)	(3)	122	(17)	(81)
Profit from operations	(8,165)	(98)	(142)	-	(8,405)
Share of profit of associates and joint ventures	(3,223)	55	-	-	(3,168)
Segment profit	(11,388)	(43)	(142)	-	(11,573)
Reportable assets	294,625	(1,503)	-	35,524	328,646
Reportable liabilities	-	-	-	(188,386)	(188,386)
Net reportable assets	294,625	(1,503)	-	(152,862)	140,260

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts)
(3) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 12 and ARS 18 as of March 31, 2022 and 2021 respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group for the periods ended March 31, 2022 and 2021:

	Nine Months ended March 31, 2022
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	10,533	2,183	126	2,689	10	-	93	15,634
Costs	(996)	(236)	(287)	(1,505)	(14)	-	(368)	(3,406)
Gross profit / (loss)	9,537	1,947	(161)	1,184	(4)	-	(275)	12,228
Net (loss) / gain from fair value adjustment of investment properties (i)	(9,267)	(22,163)	18,803	-	4	-	419	(12,204)
General and administrative expenses	(1,305)	(377)	(253)	(465)	(54)	(591)	(114)	(3,159)
Selling expenses	(478)	(89)	(421)	(213)	-	(119)	(28)	(1,348)
Other operating results, net	(119)	(32)	(11)	(10)	209	-	71	108
(Loss) / profit from operations	(1,632)	(20,714)	17,957	496	155	(710)	73	(4,375)
Share of profit of associates and joint ventures	-	-	-	-	384	-	(455)	(71)
Segment (loss) / profit	(1,632)	(20,714)	17,957	496	539	(710)	(382)	(4,446)

Investment properties and trading properties	67,969	80,481	91,345	-	123	-	2,786	242,704
Investment in associates and joint ventures	-	-	-	-	139	-	9,280	9,419
Other operating assets	435	3,076	2,310	3,499	-	10	189	9,519
Operating assets	68,404	83,557	93,655	3,499	262	10	12,255	261,642

	Nine Months ended March 31, 2021
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	5,813	2,935	799	1,042	521	-	73	11,183
Costs	(772)	(231)	(782)	(1,131)	(441)	-	(240)	(3,597)
Gross profit / (loss)	5,041	2,704	17	(89)	80	-	(167)	7,586
Net (loss) / gain from fair value adjustment of investment properties	(15,041)	3,071	565	-	6	-	915	(10,484)
General and administrative expenses	(1,670)	(444)	(360)	(461)	(64)	(372)	(71)	(3,442)
Selling expenses	(292)	(183)	(963)	(160)	(36)	-	(8)	(1,642)
Other operating results, net	(143)	(3)	(12)	(9)	(11)	-	(5)	(183)
(Loss) / profit from operations	(12,105)	5,145	(753)	(719)	(25)	(372)	664	(8,165)
Share of loss of associates and joint ventures	-	-	(25)	-	(985)	-	(2,213)	(3,223)
Segment (loss) / profit	(12,105)	5,145	(778)	(719)	(1,010)	(372)	(1,549)	(11,388)

Investment properties and trading properties	88,775	108,551	69,786	-	171	-	3,198	270,481
Investment in associates and joint ventures	-	-	-	-	3,122	-	11,880	15,002
Other operating assets	526	1,960	2,793	3,662	-	12	189	9,142
Operating assets	89,301	110,511	72,579	3,662	3,293	12	15,267	294,625

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2022 and for the year ended June 30, 2021 were as follows:

	March 31, 2022	June 30, 2021
Beginning of the period / year	16,996	156,171
Increase of equity interest and capital contributions	875	59
Decrease of interest in associate (iv)	-	(61,299)
Deconsolidation (i)	-	(67,721)
Share of profit	(686)	(4,243)
Impairment (iii)	(67)	(875)
Currency translation adjustment	(389)	(5,003)
Dividends (v)	(3,057)	-
Other comprehensive income	-	(75)
Others	(359)	(18)
End of the period / year (ii)	13,313	16,996

(i)
Corresponds to the deconsolidation of IDBD. See Note 4.G to the consolidated Financial Statements as of June 30, 2021.
(ii)
As of March 31, 2022 and June 30, 2021 includes ARS (12) and ARS (10), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(iii)
Corresponds to the investment in TGLT S.A.
(iv)
Corresponds to the sale of the remaining equity interest in Shufersal in July 2020.
(v)
Corresponds to dividends distributed by Condor. See Note 4.G.

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	March 31, 2022	June 30, 2021	March 31, 2022	June 30, 2021	March 31, 2022	March 31, 2021
Associates
New Lipstick	49.96%	49.96%	127	305	113	(666)
BHSA	29.91%	29.91%	7,416	7,494	(79)	(642)
Condor	21.70%	18.89%	-	2,265	362	(321)
Quality	50.00%	50.00%	3,443	4,092	(683)	129
La Rural S.A.	50.00%	50.00%	267	236	30	(61)
TGLT	27.82%	27.82%	962	1,310	(347)	(1,478)
Other joint ventures	N/A	N/A	1,098	1,294	(471)	(4,025)
Total associates and joint ventures			13,313	16,996	(1,075)	(7,064)

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) (1)	(*) (41)
BHSA	Argentina	Financial	448,689,072	(**) 1,500	(**) (262)	(**) 23,890
Quality	Argentina	Real estate	225,146,912	406	(1,366)	6,756
La Rural S.A.	Argentina	Organization of events	714,998	1	76	414
TGLT	Argentina	Real estate	257,320,997	925	(1,020)	5,020

(*)
Amounts in millions of US Dollars under USGAAP.
(**)
Information as of March 31, 2022 according to IFRS.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2022 and for the year ended June 30, 2021 were as follows:

	Nine Months ended March 31, 2022					Year ended June 30, 2021
	Shopping Malls	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	71,040	104,410	75,744	4,844	256,038	477,787
Additions	543	550	543	760	2,396	1,448
Capitalized leasing costs	13	15	-	-	28	31
Amortization of capitalized leasing costs (i)	(7)	(9)	-	-	(16)	(18)
Transfers	-	(1,308)	-	-	(1,308)	(741)
Deconsolidation	-	-	-	-	-	(164,325)
Disposals	-	(11,116)	(341)	-	(11,457)	(29,953)
Currency translation adjustment	-	(24)	-	(1)	(25)	(17,290)
Net (loss) / gain from fair value adjustment	(8,934)	(14,661)	12,708	(208)	(11,095)	(10,901)
Fair value at the end of the period / year	62,655	77,857	88,654	5,395	234,561	256,038

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

(ii)
For the nine-month period ended March 31, 2022, the net loss from fair value adjustment of investment properties was ARS 11,095. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

IRSA Inversiones y Representaciones Sociedad Anónima

a)
gain of ARS 2,252 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 5,932 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
an increase of 13 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 1,793.
d)
Additionally, due to the impact of the inflation adjustment, ARS 20,222 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
e)
The value of our office buildings and other rental properties measured in real terms decreased by 17,67% during the nine-month period ended as of March 31, 2022, due to the variation of the implicit exchange rate. Likewise, there is an impact for the sales of the which include the sale of the Republica building in April 2022. See Subsequent events note.

The following amounts have been recognized in the Statements of Income:

	03.31.2022	03.31.2021
Rental and services income	16,657	11,896
Direct operating expenses	(5,674)	(4,571)
Development expenses	(189)	(112)
Net realized gain from fair value adjustment of investment properties (i) (ii)	4,680	15,128
Net unrealized gain from fair value adjustment of investment properties	(15,775)	(25,763)

(i)
As of March 31, 2022 includes ARS 15 for the sale of Casona Hudson, ARS 71 for the sale of the Merlo Land, ARS 64 for the sale of the Mariano Acosta Land, ARS 76 for the sale of parking spaces of Libertador 498 and ARS 4,454 for the sale of floors of Catalinas Building. As of March 31, 2021 includes ARS 7,598 for the sale of Torre Boston, ARS 7,504 for the sale of Bouchard 710 and ARS 26 for the sale of 10 parking spaces in Bouchard 557.

(ii)
As of March 31, 2022 corresponds ARS 2,548 to the realized result from fair value adjustment for the period (ARS 87 for the sale of Casona Hudson, ARS 19 for the sale of the Merlo Land, ARS 21 for the sale of the Mariano Acosta Land, ARS 91 for the sale of parking spaces of Libertador 498 and ARS 2,330 for the sale of floors of Catalinas Building) and ARS 7,228 for realized result from fair value adjustment made in previous years (ARS 102 for the sale of Casona Hudson, ARS 90 for the sale of the Merlo Land, ARS 85 for the sale of the Mariano Acosta Land, ARS 167 for the sale of parking spaces of Libertador 498 and ARS 6,784 for the sale of floors of Catalinas Building).

 As of March 31, 2021, (ARS 2,170) corresponds to net realized fair value adjustment on investment properties for the period ((ARS 1,496) for the sale of Torre Boston and (ARS 658) for the sale of Bouchard 710) and (ARS 16) for the sale of 10 parking spaces in Bouchard 557) and ARS 17,298 corresponds to the realized fair value adjustment made in previous years (ARS 9,096 for the sale of Torre Boston, ARS 8,160 for the sale of Bouchard 710 and ARS 42 for the sale of 10 parking spaces in Bouchard 557).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions March 31, 2022, considering the market conditions existing at that date due to the pandemic described in Note 29, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects

IRSA will allocate 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed

IRSA Inversiones y Representaciones Sociedad Anónima

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

On October 29, 2021, a notification was received in relation to a collective protective petition requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the treatment of Bill 1831 - J 2021 (first Instance trail in contentious Administrative and Tax matters No. 10, Sec. 19 - Cause "Civil Association Observatory of the Right to the city and others against GCBA and Others on protection - others" - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the notification on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protective petition. On March 15, 2022, IRSA appealed said ruling, as did the Government of the Autonomous City of Buenos Aires, co-defendant in the case. On March 17, 2022, the court granted the appeals in relation and with suspensive effect, of the contested sentence (in accordance with the provisions of Law No. 2145). The matter is to be resolved by the in Administrative, Tax and Consumer Relations Litigation- Room IV.
.
9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2022 and for the year ended June 30, 2021 were as follows:

	Nine Months ended March 31, 2022				Year ended June 30, 2021
	Buildings and facilities	Machinery and equipment	Others	Total	Total
Costs	9,892	3,513	808	14,213	293,716
Accumulated depreciation	(4,556)	(3,275)	(586)	(8,417)	(214,494)
Net book amount at the beginning of the period / year	5,336	238	222	5,796	79,222
Additions	100	37	2	139	2,314
Disposals	-	-	-	-	(126)
Deconsolidation	-	-	-	-	(67,086)
Reclassification to assets held for sale	-	-	-	-	(39)
Currency translation adjustment	-	-	(2)	(2)	(5,364)
Transfers	1,308	-	-	1,308	1,383
Depreciation charges (i)	(324)	(72)	(25)	(421)	(4,508)
Balances at the end of the period / year	6,420	203	197	6,820	5,796
Costs	11,300	3,550	808	15,658	14,213
Accumulated depreciation	(4,880)	(3,347)	(611)	(8,838)	(8,417)
Net book amount at the end of the period / year	6,420	203	197	6,820	5,796

(i)
As of March 31, 2022, depreciation charges of property, plant and equipment were recognized as follows: ARS 307 in "Costs", ARS 111 in "General and administrative expenses" and ARS 3 in "Selling expenses", respectively in the Statement of Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2022 and for the year ended June 30, 2021 were as follows:

	Nine Months ended March 31, 2022				Year ended June 30, 2021
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	169	1,121	1,167	2,457	15,061
Additions	-	358	2	360	1,125
Deconsolidation	-	-	-	-	(10,751)
Currency translation adjustment	-	(129)	-	(129)	(971)
Disposals	-	-	-	-	(2,007)
End of the period / year	169	1,350	1,169	2,688	2,457
Non-current				2,389	2,298
Current				299	159
Total				2,688	2,457

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2022 and for the year ended June 30, 2021 were as follows:

	Nine Months ended March 31, 2022				Year ended June 30, 2021
	Goodwill	Information systems and software	Contracts and others	Total	Total
Costs	189	1,102	3,311	4,602	147,742
Accumulated amortization	-	(816)	(431)	(1,247)	(89,402)
Net book amount at the beginning of the period / year	189	286	2,880	3,355	58,340
Additions	-	9	33	42	3,041
Disposals	-	-	(199)	(199)	(155)
Impairment	-	-	-	-	(56)
Deconsolidation	-	-	-	-	(51,089)
Currency translation adjustment	-	-	-	-	(3,462)
Amortization charges (i)	-	(95)	-	(95)	(3,264)
Balances at the end of the period / year	189	200	2,714	3,103	3,355
Costs	189	1,111	3,145	4,445	4,602
Accumulated amortization	-	(911)	(431)	(1,342)	(1,247)
Net book amount at the end of the period / year	189	200	2,714	3,103	3,355

(i)
As of March 31, 2022, amortization charges were recognized in the amount of ARS 20 in "Costs" and ARS 75 in "General and administrative expenses", in the Statement of Income (Note 21).

12.
Right-of-use assets

The Group’s right-of-use assets as of March 31, 2022 and June 30, 2021 are the following:

	March 31, 2022	June 30, 2021
Real Estate	24	15
Machinery and equipment	2	6
Others	1,058	1,113
Total Right-of-use assets	1,084	1,134
Non-current	1,084	1,134
Total	1,084	1,134

IRSA Inversiones y Representaciones Sociedad Anónima

The depreciation charge of the right-of use-assets is detailed below:

	March 31, 2022	March 31, 2021
Real Estate	36	1,807
Telecommunications	-	414
Others	11	430
Total depreciation of right-of-use assets (i)	47	2,651

(i)
As of March 31, 2022, amortization charges were recognized in "Costs", in the Statement of Income (Note 21). As of March 31, 2021 includes ARS 2,553 in “discontinued operations”.

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 13 to the Annual Financial Statements. Financial assets and financial liabilities as of March 31, 2022 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	10,454	-	-	-	10,454	6,356	16,810
Investments in financial assets:
- Public companies’ securities	-	646	-	-	646	-	646
- Bonds	-	5,618	-	-	5,618	-	5,618
- Investments in financial assets with quotation	10	1,166	-	-	1,176	-	1,176
Derivative financial instruments:
- Bond futures	-	4	-	-	4	-	4
Cash and cash equivalents:
- Cash at bank and on hand	2,941	-	-	-	2,941	-	2,941
- Short-term investments	252	2,494	-	-	2,746	-	2,746
Total assets	13,657	9,928	-	-	23,585	6,356	29,941

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
March 31, 2022
Liabilities as per Statement of Financial Position
Trade and other payables	4,792	-	-	-	4,792	4,823	9,615
Borrowings (excluding finance leases)	62,972	-	-	-	62,972	-	62,972
Derivative financial instruments:
- Swaps	-	-	22	-	22	-	22
Total liabilities	67,764	-	22	-	67,786	4,823	72,609

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2021 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2021
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	10,109	-	-	-	10,109	6,909	17,018
Investments in financial assets:
- Public companies’ securities	-	1,364	-	-	1,364	-	1,364
- Bonds	-	3,791	-	-	3,791	-	3,791
- Investments in financial assets with quotation	14	893	-	67	974	-	974
Cash and cash equivalents:
- Cash at bank and on hand	1,576	-	-	-	1,576	-	1,576
- Short term investments	-	1,123	-	-	1,123	-	1,123
Total assets	11,699	7,171	-	67	18,937	6,909	25,846

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables	4,032	-	-	-	4,032	5,041	9,073
Borrowings (excluding finance leases)	86,859	-	-	-	86,859	-	86,859
Derivative financial instruments:
- Swaps	-	-	80	-	80	-	80
Total liabilities	90,891	-	80	-	90,971	5,041	96,012

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2021.

As of March 31, 2022, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, except as mentioned in Note 29.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

IRSA Inversiones y Representaciones Sociedad Anónima

Description	Pricing model / method	Parameters		Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2 and 3		-

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the changes in Level 3 instruments as of March 31, 2022 and June 30, 2021:

	Investments in financial assets - Others	Total as of March 31, 2022	Total as of June 30, 2021
Balances at beginning of the period / year	67	67	6,850
Currency translation adjustment	(7)	(7)	(6)
Deconsolidation	-	-	(6,790)
Write off	(81)	(81)	-
Gain for the period / year (i)	21	21	13
Balances at the end of the period / year	-	-	67

(i)
Included within “Financial results, net” in the Statements of Income.

14.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2022 and June 30, 2021 are as follows:

	March 31, 2022	June 30, 2021
Sale, leases and services receivables	6,955	6,421
Less: Allowance for doubtful accounts	(875)	(1,190)
Total trade receivables	6,080	5,231
Prepaid expenses	572	1,125
Borrowings, deposits and others	4,050	5,129
Advances to suppliers (i)	3,109	1,328
Tax receivables	1,033	1,630
Others	1,091	1,385
Total other receivables	9,855	10,597
Total trade and other receivables	15,935	15,828
Non-current	4,097	3,980
Current	11,838	11,848
Total	15,935	15,828

(i)
 Includes advance made for the Beruti aquisition. See Note 4.D.

Movements on the Group’s allowance for doubtful accounts were as follows:

	March 31, 2022	June 30, 2021
Beginning of the period / year	1,190	7,843
Additions (i)	206	1,055
Recovery (i)	(199)	(320)
Currency translation adjustment	-	(385)
Deconsolidation	-	(6,491)
Receivables written off during the period/year as uncollectable	-	(39)
Inflation adjustment	(322)	(473)
End of the period / year	875	1,190

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month period ended March 31, 2022 and 2020:

	Note	Nine Months ended March 31, 2022	Nine Months ended March 31, 2021
Profit / (loss) for the period		11,502	(22,821)
Profit for the period from discontinued operations		-	12,474
Adjustments for:
Income tax	19	(6,020)	1,097
Amortization and depreciation	21	579	640
Net gain from fair value adjustment of investment properties		11,095	10,635
Net gain from disposal of intangible assets		(93)	-
Gain from disposal of subsidiary		-	(51)
Financial results, net		(11,629)	(1,908)
Provisions and allowances		828	1,180
Share of (profit) / loss of associates and joint ventures	7	753	3,168
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(7)	26
(Increase) / decrease in trading properties		(95)	726
Increase in trade and other receivables		(85)	(2,021)
Increase / (decrease) in trade and other payables		665	(3,191)
(Decrease) / increase in salaries and social security liabilities		(133)	205
Decrease in provisions		(70)	(108)
Net cash generated by continuing operating activities before income tax paid		7,290	51
Net cash generated by discontinued operating activities before income tax paid		-	4,683
Net cash generated by operating activities before income tax paid		7,290	4,734

The following table presents a detail of significant non-cash transactions occurred in the nine-month period ended March 31, 2022 and 2020:

	Nine Months ended March 31, 2022	Nine Months ended March 31, 2021
Decrease in investment properties through an increase in property, plant and equipment	1,308	-
Decrease in lease liabilities through a decrease in trade and other receivables	3	-
Decrease of property, plant and equipment through an increase of receivables and tax debts	-	84
Increase of trading properties through an increase in borrowings	-	147
Distribution of dividends in shares	-	1,017
Increase in intangible assets through a decrease in investment in associates	-	1,053
Increase in intangible assets through an increase in trade and other payables	4	-
Increase in intangible assets through an increase salaries and social security liabilities	17	-
Currency translation adjustment	684	15,449
Increase in investment properties through an increase in trade and other payables	157	-
Increase in investments in associates through a decrease in investments in financial assets	737	-

16.
Trade and other payables

Group’s trade and other payables as of March 31, 2022 and June 30, 2021 were as follows:

	March 31, 2022	June 30, 2021
Trade payables	2,406	1,438
Advances from sales, leases and services	4,517	4,212
Accrued invoices	708	1,201
Total trade payables	7,631	6,851
Taxes payable	400	955
Other payables	1,584	1,267
Total other payables	1,984	2,222
Total trade and other payables	9,615	9,073
Non-current	2,303	1,939
Current	7,312	7,134
Total	9,615	9,073

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Borrowings

The breakdown of the Group’s borrowings as of March 31, 2022 and June 30, 2021 was as follows:

	Total as of March 31, 2022	Total as of June 30, 2021	Fair value as of March 31, 2022	Fair value as of June 30, 2021
NCN	58,300	72,531	56,453	68,189
Bank loans	1,360	4,356	1,360	4,374
Bank overdrafts	1,843	7,387	1,843	7,381
Other borrowings	879	1,933	878	1,933
AABE Debt	342	361	342	361
Loans with non-controlling interests	248	291	248	291
Total borrowings	62,972	86,859	61,124	82,529
Non-current	50,935	65,318
Current	12,037	21,541
Total	62,972	86,859

Issuance of IRSA Non-convertible Notes

On August 26, 2021, the Company issued USD 58.1 million Non-convertible Notes in the local market through the following instruments:

●
Series XIII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment will be in three installments, counted from the date of issuance: the first for 25% of the nominal value on August 26, 2023; the second for 25% on February 26, 2024, and the third for 50% of the nominal value on August 26, 2024. The price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

IRSA´s Series VII Non-convertible Notes Redemption

The Company resolved to early redeem the Series VII Notes maturing last January 21, 2022.

The redemption took place on November 25, 2021, in accordance with the terms and conditions detailed in the Prospectus Supplement for Series VII Notes.

The redemption price was 100% of the face value of the Series VII Notes, plus accrued and unpaid interest, as of the date set for redemption.

IRSA Inversiones y Representaciones Sociedad Anónima

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Nine Months ended March 31, 2022				Year ended June 30, 2021
	Income tax (iii)	Legal claims	Investments in associates and joint ventures (ii)	Total	Total
Beginning of period / year	-	354	10	364	11,555
Additions (i)	235	200	-	435	13
Share of loss of associates	-	-	2	2	-
Deconsolidation	-	-	-	-	(9,919)
Recovery (i)	-	(23)	-	(23)	(74)
Used during the period / year	-	(70)	-	(70)	(180)
Inflation adjustment	(298)	(112)	-	(410)	(159)
Transfers (Note 19)	1,652	-	-	1,652	-
Currency translation adjustment	-	-	-	-	(872)
End of period / year	1,589	349	12	1,950	364
Non-current				1,727	159
Current				223	205
Total				1,950	364

(i) Additions and recovery of legal claims are included in "Other operating results, net". Tax contingency increases are included in “Financial results, net”
(ii) Corresponds to investments in Puerto Retiro, company that has negative equity.
(iii) See Note 19 – Submission of income tax presentation.

There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

19.
Taxes

The details of the Group’s income tax, is as follows:

	March 31, 2022	March 31, 2021
Current income tax	(5,934)	29
Deferred income tax	11,954	(1,126)
Income tax from continuing operations	6,020	(1,097)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month period ended March 31, 2022 and 2021:

	Nine Months ended March 31, 2022	Nine Months ended March 31, 2021
Loss/ (profit) from continuing operations at tax rate applicable in the respective countries	(1,606)	2,775
Permanent differences:
Share of profit of associates and joint ventures	(164)	951
Unrecognized tax loss carryforwards	4,790	(1,942)
Inflation adjustment permanent difference	9,326	4,149
Tax rate differential	-	3,352
Non-taxable profit, non-deductible expenses and others	(400)	(1,302)
Tax inflation adjustment	(5,926)	(9,080)
Income tax from continuing operations	6,020	(1,097)

Tax modifications

Due to the enactment of Law No. 27,639 published in the Official Gazette on June 16, 2021 and effective for fiscal years beginning on or after January 1, 2021, the current rates for corporate income tax are modified in accordance at the following scale:

IRSA Inversiones y Representaciones Sociedad Anónima

Acumulated net income gain		Will pay		Over the surplus
More than	Up to	ARS	% More	ARS
-	5,000,000	-	25%	-
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	Onwards	14,750,000	35%	50,000,000

The amounts provided for in the scale will be adjusted annually, as of January 1, 2022, considering the annual variation of the Consumer Price Index (CPI), corresponding to the month of October of the year prior to the adjustment, compared to the same month. from the previous year. The amounts determined by application of the described mechanism will be applicable for the fiscal years that begin after each update.

The gross movement in the deferred income tax account is as follows:

	March 31, 2022	June 30, 2021
Beginning of period / year	(95,483)	(91,137)
Currency translation adjustment	-	2,350
Deconsolidation	-	21,938
Assets held for sale	-	53
Revaluation surplus reserve	-	(116)
Deferred income tax charge	11,954	(28,571)
End of period / year	(83,529)	(95,483)
Deferred income tax assets	722	623
Deferred income tax liabilities	(84,251)	(96,106)
Deferred income tax liabilities, net	(83,529)	(95,483)

Submission of income tax presentation

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.1 has been absorbed by the Company, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentation, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of taxation, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

The aforementioned legal doctrine of the national supreme court is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic inflation adjustment would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing the company to pay taxes on fictitious income.

Notwithstanding what is detailed in the previous paragraph, and given the existing background, the taxpayer timely determined and accounted for the income tax for the fiscal year ended June 30, 2021 without considering the aforementioned adjustment mechanisms, considering that , in the opinion of their tax advisors, the Argentine Tax Authority could challenge the presentation and said challenge could be validated by higher courts because there is no uniform jurisprudence to date that irrefutably validates the taxpayer's position. In this sense, after the merger process detailed in Note 4.1, the Company's Board

IRSA Inversiones y Representaciones Sociedad Anónima

of Directors has reassessed, together with its tax advisors, the characteristics of the presentation, the existing background and the analysis that the taxpayer made in a timely manner, having concluded in the same sense and therefore it has decided to keep the liability accounted for, which at the closing date of these financial statements with the computation of accrued interest amounts to ARS 1,589, and is disclosed in the item Non-current provisions. As of the date of issuance of these financial statements, the Company has not received any challenge or formal rejection by the Tax Authority.

20.
Revenues

	Nine Months ended March 31, 2022	Nine Months ended March 31, 2021
Rental and services income	16,657	11,896
Sales of trading properties and developments	117	1,296
Revenue from hotels operation and tourism services	2,687	1,042
Total Group’s revenues	19,461	14,234

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of March 31, 2022	Total as of March 31, 2021
Cost of sale of goods and services	253	-	-	253	1,157
Salaries, social security costs and other personnel expenses	2,634	1,315	88	4,037	3,802
Depreciation and amortization	387	189	3	579	640
Fees and payments for services	233	388	168	789	750
Maintenance, security, cleaning, repairs and others	2,212	284	2	2,498	1,999
Advertising and other selling expenses	741	-	226	967	447
Taxes, rates and contributions	716	100	842	1,658	1,603
Director´s fees	-	657	-	657	1,097
Leases and service charges	183	42	6	231	201
Allowance for doubtful accounts, net	-	-	7	7	27
Other expenses	100	140	7	247	200
Total as of March 31, 2022	7,459	3,115	1,349	11,923	-
Total as of March 31, 2021	6,915	3,384	1,624	-	11,923

22.
Cost of goods sold and services provided

	Total as of March 31, 2022	Total as of March 31, 2021
Inventories at the beginning of the period	2,558	24,893
Purchases and expenses	7,827	43,774
Currency translation adjustment	(129)	(7,834)
Disposals	-	(1,734)
Deconsolidation	-	(6,586)
Inventories at the end of the period	(2,797)	(2,672)
Total costs (i)	7,459	49,841

(i)
As March 31, 2021 ARS 42,926 were included in discontinued operations.

The following table presents the composition of the Group’s inventories as of March 31, 2022 and June 30, 2021:

	Total as of March 31, 2022	Total as of June 30, 2021
Real estate	2,688	2,457
Others	109	101
Total inventories at the end of the period (*)	2,797	2,558

(*) Inventories include trading properties and inventories.

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Other operating results, net

	Nine Months ended March 31, 2022	Nine Months ended March 31, 2021
Gain from disposal of subsidiary and associates	-	51
Donations	(78)	(171)
Lawsuits and other contingencies	(182)	(67)
Management fees	18	11
Operating interest expense	81	101
Others	291	(6)
Total other operating results, net	130	(81)

24.
Financial results, net

	Nine Months ended March 31, 2022	Nine Months ended March 31, 2021
Finance income:
- Interest income	289	139
- Dividend income	-	1
Total finance income	289	140
Finance costs:
- Interest expenses	(5,782)	(6,897)
- Other finance costs	(578)	(903)
Subtotal finance costs	(6,360)	(7,800)
Capitalized finance costs	-	618
Total finance costs	(6,360)	(7,182)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	2,385	6,541
- Exchange differences, net	10,708	3,584
- Gain / (loss) from repurchase of negotiable obligations	1,212	(314)
- Gain / (loss) from derivative financial instruments, net	14	(646)
- Other financial results	208	(109)
Total other financial results	14,527	9,056
- Inflation adjustment	1,206	309
Total financial results, net	9,662	2,323

IRSA Inversiones y Representaciones Sociedad Anónima

25.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2022 and June 30, 2021:

Item	March 31, 2022	June 30, 2021
Trade and other receivables	3,387	4,167
Investments in financial assets	2,170	2,202
Borrowings	(249)	(1,261)
Trade and other payables	(1,063)	(639)
Total	4,245	4,469

Related party	March 31, 2022	June 30, 2021	Description of transaction	Item
New Lipstick LLC	27	32	Reimbursement of expenses receivable	Trade and other receivable
Condor	-	769	Public company’s securities	Trade and other receivable
	-	400	Loans granted	Trade and other receivable
	-	7	Others	Trade and other receivable
	-	67	Others	Investment in financial assets
Comparaencasa Ltd.	242	-	Public company’s securities	Trade and other receivable
	(36)	-	Others	Trade and other payables
Galerias Pacifico	538	184	Others	Trade and other receivable
Lipstick Management LLC	-	(224)	Loans obtained	Borrowings
Metropolitan 885 Third Av. LLC (1)	-	(660)	Loans obtained	Borrowings
La Rural S.A.	137	102	Loans granted	Trade and other receivable
	204	285	Dividends	Trade and other receivable
	(5)	-	Others	Trade and other payables
	-	(20)	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures	-	3	Reimbursement of expenses receivable	Trade and other receivable
	(42)	(49)	Loans obtained	Borrowings
	6	8	Leases and/or rights of use receivable	Trade and other receivable
	24	(3)	Unpaid contributions	Trade and other payables
	6	8	Management Fee	Trade and other receivable
	(110)	(147)	NCN	Borrowings
	(25)	(102)	Others	Trade and other payables
	27	34	Others	Trade and other receivable
	1	1	Share based payments	Trade and other payables
	-	(8)	Lease liabilities	Trade and other payables
	-	10	Loans granted	Trade and other receivable
Total associates and joint ventures	994	697
Cresud	5	18	Reimbursement of expenses receivable	Trade and other receivable
	(348)	(124)	Corporate services payable	Trade and other payables
	2,170	2,135	NCN	Investment in financial assets
	(172)	(201)	Others	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	1,652	1,824
Futuros y Opciones S.A.	-	(133)	Loans obtained	Borrowings
	2	4	Others	Trade and other receivable
Helmir S.A.	(37)	(45)	NCN	Borrowings
Total subsidiaries of parent company	(35)	(174)
Directors	(474)	(176)	Fees for services received	Trade and other payables
	-	7	Advances	Trade and other receivable
Yad Leviim LTD (2)	1,935	2,249	Loans granted	Trade and other receivable
Others (3)	(1)	(1)	Legal Services	Trade and other payables
	(60)	(3)	Loans obtained	Borrowings
	232	20	Others	Trade and other receivable
	(18)	-	Others	Trade and other payables
	(6)	(1)	Management Fee	Trade and other payables
	26	27	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	1,634	2,122
Total at the end of the period / year	4,245	4,469

(1) On January 31, 2021 Metropolitan 885 3rd Av, LLC was liquidated.
(2) On March 22, 2022 the loan between Tyrus S.A. and YAD LEVIIM LTD was renovated fot 2 more years preserving the same conditions.
(3) Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2022 and 2021:

Related party	Nine Months ended March 31, 2022	Nine Months ended March 31, 2021	Description of transaction
BACS	45	50	Leases and/or rights of use
Condor	22	78	Financial operations
BHN Vida S.A	21	16	Leases and/or rights of use
BHN Seguros Generales S.A.	20	2	Financial operations
Lipstick Management LLC	17	-	Leases and/or rights of use
Metropolitan 885 Third Av. LLC (1)	28	-	Financial operations
Comparaencasa Ltd.	165	-	Financial operations
Otras asociadas y negocios conjuntos	77	3	Financial operations
	(5)	(23)	Leases and/or rights of use
	15	-	Corporate services
Total associates and joint ventures	405	126
Cresud	38	16	Leases and/or rights of use
	(743)	(534)	Corporate services
	(148)	271	Financial operations
Total parent company	(853)	(247)
Helmir	2	2	Financial operations
Total parent company	2	2
Directors	(657)	(822)	Fees and remunerations
Senior Management	(23)	(37)	Fees and remunerations
Finkelstein	32	-	Financial operations
Yad Leviim LTD	74	1	Financial operations
Others (2)	(20)	-	Financial operations
	4	2	Leases and/or rights of use
	(43)	(28)	Donations
	(26)	(33)	Legal services
	(8)	-	Fees and remuneration
Otras (1)	3	-	Legal services
Total others	(664)	(917)
Total at the end of the period	(1,110)	(1,036)

(1)
On January 31, 2021 Metropolitan 885 3rd Av, LLC was liquidated.
(2)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor, TGLT and Fundación IRSA.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2022 and 2021:

Related party	Nine Months ended March 31, 2022	Nine Months ended March 31, 2021	Description of the operation
Cresud	-	(543)	Dividends granted
Total dividends distribution	-	(543)
Quality	35	34	Capital contributions
Condor	736	-	Exchange of shares
Puerto Retiro	-	22	Capitalized loan
Others	104	-	Capital contributions
Total capital contributions	875	56
Condor	3,057	-	Dividends received
Total other transactions	3,057	-

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 03.31.2022	Total as of 06.30.2021
Assets
Trade and other receivables
US Dollar	27	110.81	2,972	4,543
Euros	0	122.62	11	34
Receivables with related parties:
US Dollar	18	111.01	1,986	2,687
Total trade and other receivables			4,969	7,264
Investments in financial assets
US Dollar	13	110.81	1,483	944
Pounds	1	145.54	98	140
Nuevo Israel Shekel	23	34.79	786	853
Investments with related parties:
US Dollar	24	111.01	2,687	3,134
Total investments in financial assets			5,054	5,071
Cash and cash equivalents
US Dollar	6	110.81	664	1,473
Euros	0	122.62	1	1
Total cash and cash equivalents			665	1,474
Total Assets			10,688	13,809

Liabilities
Trade and other payables
US Dollar	11	111.01	1,174	1,690
Euros	0	123.12	18	45
Payables to related parties:
US Dollar	0	111.01	47	74
Total Trade and other payables			1,239	1,809
Borrowings
US Dollar	499	111.01	55,355	70,029
Borrowings with related parties
US Dollar	6	111.01	696	2,034
Total Borrowings			56,051	72,063
Derivative financial instruments
US Dollar	0	111.01	26	81
Total derivative financial instruments			26	81
Lease liabilities
US Dollar	9	111.01	967	1,093
Lease liabilities with related parties
US Dollar	-	111.01	-	8
Total lease liabilities			967	1,101
Total Liabilities			58,283	75,054

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of March 31, 2022 according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Results from discontinued operations

The results of the discontinued operations include the IDBD / DIC operations which were deconsolidated in the comparative period (see Note 4.G to the Annual Financial Statements).

	Nine Months ended March 31, 2022	Nine Months ended March 31, 2021
Revenues	-	52,904
Costs	-	(42,926)
Gross profit	-	9,978
Net gain from fair value adjustment of investment properties	-	(39)
General and administrative expenses	-	(6,090)
Selling expenses	-	(5,801)
Other operating results, net	-	1,980
Profit from operations	-	28
Share of profit of associates and joint ventures	-	1,005
Profit before financial results and income tax	-	1,033
Finance income	-	735
Finance cost	-	(9,647)
Other financial results	-	637
Financial results, net	-	(8,275)
Profit before income tax	-	(7,242)
Income tax	-	387
Loss from operations that are discontinued	-	(6,855)
Loss for loss of control	-	(5,619)
Loss from discontinued operations	-	(12,474)

Loss for the period from discontinued operations attributable to:
Equity holders of the parent	-	(9,854)
Non-controlling interest	-	(2,620)
Loss per share from discontinued operations attributable to equity holders of the parent:
Basic	-	(17.09)
Diluted	-	(17.09)

29.
Other relevant events of the period

IRSA Shareholders’ Meeting

On October 21, 2021, the Ordinary Shareholders’ Meeting approved among others:


Partially write off the special reserve in the amount of ARS 30,693 which, restated for inflation, amounts to the sum of ARS 36,967, and use it for the total absorption of the negative result for the fiscal year ended June 30, 2021.

Shares Buyback Program

On March 11, 2022, the IRSA Board of Directors approved the shares buyback program issued by the Company and established the terms and conditions for the acquisition of shares issued by the Company, under the terms of Article 64 of Law No. 26,831 and the regulations of the CNV, for up to a maximum amount of ARS1,000 million and up to 10% of the capital stock, up to a daily limit of up to 25% of the average volume of daily transactions experienced by the Company's shares, jointly in the listed markets, during the previous 90 business days, and up to a maximum price of USD 7 per ADS and ARS 140 per share. Likewise, the buyback term was set at up to 120 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

IRSA Inversiones y Representaciones Sociedad Anónima

As of March 31, 2022 the Company has acquired 339,622 common shares for an amount of ARS 33 million approximately, representing the 3.29% of the program. As of the date of issuance of these financial statements there is no due date that determine the end of the program.

Warrants exercise

During the nine-month period ended March 31, 2022, certain warrant holders exercised their right to acquire additional shares. As of March 31, 2022, USD 18,751 was received, for a converted warrants of 43,405 to common shares. Amounts in USD are expressed in integers

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

The main indicators of the Argentine economy are described below:

●
In February 2022, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 9.1% compared to the same month of 2021, and 1.8% compared to the previous month.
●
The annual retail inflation reached 55.11% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in March 2022, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 59.2% i.a. for December 2022 and 47.5% for December 2023. Analysts participating in the REM forecast a rebound in economic activity in 2022, reaching an economic growth of 3.2%.
●
In the period from March 2021 to March 2022, the Argentine peso depreciated 20.5% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of March 31, 2022, there is an exchange gap of approximately 72.2% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

COVID-19 pandemic

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 9,000,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the years 2020 and 2021.

Since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Company's shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants

IRSA Inversiones y Representaciones Sociedad Anónima

continue to apply. Regarding hotels, operating since December 2020, the sector begins to show signs of recovery thanks to domestic tourism and the government's incentives to promote it after the prolonged restrictions on air flows that directly affected the influx of international tourism.

The effects of the coronavirus pandemic are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

30.
Subsequent events

Republica Building Sale

On April 19th 2022, the Company has sold the “República” building. The transaction price was set at USD 131.8 million, of which USD 105.1 million was paid in cash, and the remaining amount with the delivery of a plot of land located on the district of Quilmes, Buenos Aires Province.

Share Buyback program

During April and May, the Company acquired 408,902 common shares (NAV ARS 1 per share) for a total of ARS 40 million, representing 4.01% of the program.